[redacted]

08026055

SEC MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC Mail Processing Section
FEB 28 2008
Washington, DC
111

SEC FILE NUMBER
8-42135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Fund Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 River Road Suite 1000
(No. and Street)

Conshohocken (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Stokarski 484-530-1506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Stokarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Fund Distributors LLC, as of December_31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KELLY O'NEILL, Notary Public
Whitemarsh Twp., Montgomery County
My Commission Expires August 13, 2008

Kelly O'Neill
Notary Public

Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Board of Directors
Nationwide Fund Distributors LLC.:

In planning and performing our audit of the financial statements and supplemental schedules of Nationwide Fund Distributors LLC (the Company), formerly known as "Gartmore Distribution Services, Inc.", as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including considerations of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as discussed in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

KPMG

NATIONWIDE FUND DISTRIBUTORS LLC

(Formerly known as "Gartmore Distribution Services, Inc.")

Financial Statements and Schedules

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

To Nationwide Fund Distributors LLC:

We have audited the accompanying statement of financial condition of Nationwide Fund Distributors LLC (the Company), formerly known as "Gartmore Distribution Services, Inc.", as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Fund Distributors LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2008

NATIONWIDE FUND DISTRIBUTORS LLC
(Formerly known as "Gartmore Distribution Services, Inc.")

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	14,922,711
Fee-related receivables		5,127,734
Deferred sales commissions, net		3,600,357
Prepaid expenses		418,091
Total assets	$	24,068,893

Liabilities and Member's Equity

Liabilities:		
Fees payable to external broker - dealers	$	4,469,847
Accounts payable and other accrued expenses		45,527
Payable to affiliates		289,000
Total liabilities		4,804,374
Member's equity		19,264,519
Total liabilities and member's equity	$	24,068,893

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

(Formerly known as "Gartmore Distribution Services, Inc.")

Statement of Operations

Year ended December 31, 2007

Revenues	$ 62,108,482
Expenses:	
Sales commissions to external broker-dealers	53,536,031
Operating expenses allocated from affiliate	3,468,000
Amortization of deferred sales commissions	4,699,866
Licenses and fees	132,264
Professional fees	88,502
Other operating expenses	75,686
Total expenses	62,000,349
Income before federal income tax benefit	108,133
Federal income tax benefit	1,520,709
Net income	$ 1,628,842

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC
(Formerly known as "Gartmore Distribution Services, Inc.")

Statement of Changes in Member's Equity

Year ended December 31, 2007

	Common stock	Additional paid-in capital	Retained earnings	Member's equity	Total
Balance, December 31, 2006	$ 10,000	2,144,692	15,480,985	—	17,635,677
Net income - January 1, 2007 through April 29, 2007	—	—	1,591,903	—	1,591,903
Limited liability company reorganization	(10,000)	(2,144,692)	(17,072,888)	19,227,580	—
Net income - April 30, 2007 through December 31, 2007	—	—	—	36,939	36,939
Balance, December 31, 2007	$ —	—	—	19,264,519	19,264,519

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

(Formerly known as "Gartmore Distribution Services, Inc.")

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	1,628,842
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred tax benefit		(1,091,700)
Amortization of deferred sales commissions		4,699,866
Changes in assets and liabilities:		
Increase in fee-related receivables		(1,037,785)
Decrease in receivable from affiliates		4,786,175
Decrease in federal income tax receivable from Parent		891,272
Increase in deferred sales commissions, net		(4,965,097)
Decrease in prepaid expenses		83,205
Decrease in fees payable to external broker-dealers		(4,571,880)
Increase in accounts payable and other accrued expenses		5,527
Decrease in payable to affiliates		(108,800)
Net cash provided by operating activities		319,625
Cash and cash equivalents at beginning of year		14,603,086
Cash and cash equivalents at end of year	$	14,922,711
Supplemental disclosure of cash flow information:		
Cash received from Parent for federal income taxes	$	891,272

See accompanying notes to financial statements.

(1) Organization

(a) Description of Business

Nationwide Fund Distributors LLC (the Company), formerly known as Gartmore Distribution Services, Inc., is organized under the laws of the state of Delaware and is a wholly owned subsidiary of NFS Distributors, Inc. (the Parent), and an indirect wholly owned subsidiary of Nationwide Financial Services, Inc. (NF), a publicly traded company and majority owned subsidiary of Nationwide Mutual Insurance Company (Nationwide). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide, formerly Gartmore, Family of Mutual Funds (the Funds), which comprises 99 mutual funds with approximately $33.0 billion in net assets as of December 31, 2007. The Company also provides access to DTC/NSCC settlement services for non-U.S. fund products and acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by an affiliate. These settlement services and placement agent activities represent a de minimus portion of the Company's business.

For the year ended December 31, 2007, approximately 57% of revenues were generated by an affiliate broker-dealer from distribution of the Funds.

(b) Reorganization

On April 29, 2007, the Company reorganized as a limited liability company and was subsequently purchased on May 1, 2007 by the Parent. Formerly, the Company was operating as a Delaware corporation and was a wholly owned subsidiary of Nationwide Asset Management, Inc. and indirect subsidiary of Nationwide.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents at December 31, 2007.

(Continued)

(c) ***Deferred Sales Commissions***

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge (CDSC) paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period. These costs are amortized using the straight-line method over a period not to exceed the CDSC required holding period for the shares. The 12b-1 distribution fees are included in sales charges in the statement of operations. CDSCs received by the Company are recorded as a reduction of the unamortized deferred sales commissions for the period. Total CDSCs received by the Company for 2007 were $999,865. Amortization of deferred sales commissions was $4,699,866 for the year ended December 31, 2007, and is included in the accompanying statement of operations.

(d) ***Fees Payable to External Broker-Dealers***

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several external broker-dealers through which the Funds are distributed. As compensation to these external broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of these fees, known as underwriter fees. As of December 31, 2007, the Company owed $4,469,847 to external broker-dealers for services rendered. The gross fees received are reflected as sales charges and, other than those deferred, the amounts paid to external broker-dealers are categorized as sales commissions to external broker-dealers in the statement of operations.

(e) ***Revenue Recognition***

Sales charges are based on the contractual agreements with the Funds and computed as a percentage of the gross sales of the product. Revenue is recognized as earned.

(f) ***Payments to/Receipts from Affiliates***

The Company and an affiliate, Nationwide Financial Advisors (NFA), have entered into a management agreement by which NFA provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. Costs related to the management agreement were $3,468,000 for the year ended December 31, 2007, and are recorded as operating expenses allocated from affiliate in the accompanying statement of operations.

Certain expenses of the Company are paid by other affiliates, which are reimbursed by the Company, while certain expenses are paid by the Company on behalf of affiliates, which are later reimbursed to the Company. As of December 31, 2007, the Company owed $289,000 to affiliates.

For the year ended December 31, 2007, the Company recorded expenses totaling $36,277,336 for services rendered from affiliated external broker-dealers, which amount is included in sales commissions to external broker-dealers in the accompanying statement of operations. At December 31, 2007, the Company owed $3,309,948 to those affiliated broker-dealers.

(g) Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal income tax purposes. Prior to the reorganization, the Company accounted for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities related to the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences were expected to be recovered or settled. On April 29, 2007, the deferred tax liability of $1,545,627 was reversed and recorded as a tax benefit in the accompanying statement of operations (see note 3).

(3) Income Taxes

Along with the Parent, the Company, prior to its reorganization on April 29, 2007, is included in the consolidated federal income tax return filed by Nationwide. The members of the Nationwide consolidated tax return group have a tax-sharing arrangement which uses a consolidated approach in allocating the amount of current and deferred expense to the separate financial statements of the subsidiaries. This approach provides for a current tax benefit to the Company for losses that are utilized in the consolidated tax return.

The Federal income tax benefit consisted of the following for the period ended April 29, 2007:

Current – federal income tax	$	429,009
Deferred – federal income tax		1,091,700
	$	1,520,709

The actual income tax benefit for the period ended April 29, 2007 differs significantly from the expected income tax expense computed by applying the federal corporate rate to income before income taxes due to the $1,545,627 deferred tax benefit recorded upon the change in status to a limited liability company (see note 2(g)).

Federal income tax expense for the year ended December 31, 2007 would have been $37,847 if the Company had not changed its status to a limited liability company.

(4) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. As of December 31, 2007, the Company had a ratio of aggregate indebtedness to net capital of 0.48 to 1, with a minimum net capital requirement of $320,291, aggregate indebtedness of $4,804,374, and net capital of $10,105,900.

Schedule 1

NATIONWIDE FUND DISTRIBUTORS LLC

(Formerly known as "Gartmore Distribution Services, Inc.")

Computation of Net Capital under Rule 15c3-1

December 31, 2007

Net capital:		
Total member's equity from statement of financial condition	$	19,264,519
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables without corresponding payable to external broker-dealers		(5,072,053)
Deferred sales commissions, net		(3,600,357)
Prepaid expenses		(418,091)
Fidelity bond deductible in excess of provision allowable by guidelines		(68,118)
Net capital before haircuts on securities		10,105,900
Haircuts on securities:		
Other securities		—
Net capital	$	10,105,900
Aggregate indebtedness:		
Fees payable to external broker-dealers	$	4,469,847
Accounts payable and other accrued expenses		45,527
Payable to affiliates		289,000
Total aggregate indebtedness	$	4,804,374
Company's minimum net capital requirement (greater of $25,000 or 1/15th of aggregate indebtedness)	$	320,291
Excess net capital		9,785,609
Ratio of aggregate indebtedness to net capital		0.48

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA, and the above computation.

See accompanying independent auditors' report.

Schedule 2

NATIONWIDE FUND DISTRIBUTORS LLC
(Formerly known as "Gartmore Distribution Services, Inc.")

Determination of Reserve Requirement under Rule 15c3-3

December 31, 2007

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2007, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

NATIONWIDE FUND DISTRIBUTORS LLC

(Formerly known as "Gartmore Distribution Services, Inc.")

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2007

	Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of December 31, 2007, for which instructions to reduce to possession or control action was issued as of December 31, 2007, and for which the required action was not taken within the time frames specified under Rule 15c3-3.	$ —	—
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2007, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$ —	—

See accompanying independent auditors' report.